Newmont Intends to Offer to Acquire Outstanding Senior Note and Gold Hedge Liabilities in Australian Subsidiary
Tuesday May 27, 8:03 am ET

DENVER, May 27 /PRNewswire-FirstCall/ -- Newmont Mining Corporation (NYSE: NEM - News) today announced a proposal to address the outstanding Senior Note and gold hedge liabilities of its Australian subsidiary, Newmont Yandal Operations Limited (Yandal). Newmont acquired Yandal (formerly known as Great Central Mines Ltd.) in February 2002 as part of the Normandy acquisition.

In this regard, another Newmont subsidiary, Yandal Bond Company Limited (YBCL), intends to offer to acquire all of the 8-7/8% Senior Notes due April 2008 (the Notes) outstanding and issued by Yandal. YBCL currently owns $62.8 million in aggregate principal amount of the Notes. At the same time, YBCL intends to offer to acquire all of the gold hedge obligations owed by Yandal to counter party banks.

The aggregate offer price will be approximately $118.6 million for the Notes not currently owned by YBCL and approximately $100.8 million under the all cash option for the hedge counter party positions (see below). The hedge counter parties will be offered an alternative option to transfer a portion of the hedge book to Newmont in lieu of any cash consideration (see below).

The Note offer will be to acquire all of the $237.2 million principal amount of Notes not owned by YBCL plus accrued interest for a cash payment (including an early acceptance and consent fee) of $0.50 per dollar of outstanding principal amount. The hedge counter party offer includes two alternatives: counter parties may elect to receive $0.50 for each dollar of net mark-to-market liability under their individual hedge contracts, as calculated by YBCL as of May 22, 2003; or, in lieu of cash, counter parties may elect to assign all such contracts with Yandal to YBCL and enter into new hedging contracts with Newmont, in accordance with Newmont's usual terms and conditions, such that Newmont would assume obligations equivalent to an undivided 40% of Yandal's existing hedge obligations with such counter party.

The offers will be subject to customary conditions. The conditions to the Note offer will include, among others, acceptance by a majority in outstanding principal amount of the $237.2 million of outstanding Notes not currently owned by YBCL and there not being any acceleration of Yandal indebtedness or insolvency or similar proceeding instituted against Yandal. The hedge offer conditions will include, among others, that no demand for payment shall have been made by any counter party or Note holder and that there not have been a voluntary or involuntary insolvency or similar proceeding instituted by or against Yandal. Note holders will also be solicited to consent to certain amendments to the indenture pursuant to which the Notes were issued. Formal offers to Note holders and gold hedge counter parties are expected within a week.

Yandal is expected to carry on business as usual while the offers are outstanding and Newmont does not believe that, in the event the offers are successful, they will impact employees or regular trade creditors in any way.

Wayne W. Murdy, Chairman and Chief Executive Officer of Newmont, commented: "After a thorough review of Yandal's condition, we have put together these offers in an equitable and transparent manner, and we believe that they represent significant premiums to the alternative of an insolvency administration. We look forward to resolving this issue expeditiously."

THE OFFER TO PURCHASE NOTES WILL BE MADE ONLY BY A FORMAL OFFER DOCUMENT TO BE DISTRIBUTED TO NOTE HOLDERS. THE OFFER TO PURCHASE HEDGE POSITIONS WILL BE MADE ONLY BY A FORMAL OFFER DOCUMENT TO BE DISTRIBUTED TO GOLD HEDGE COUNTER PARTIES.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A TENDER OFFER OR A CONSENT SOLICITATION. THE OFFER TO PURCHASE NOTES WILL ONLY BE MADE PURSUANT TO A FUTURE OFFER TO PURCHASE AND SOLICITATION OF CONSENTS, RELATED LETTERS OF TRANSMITTAL AND OTHER OFFER DOCUMENTS (COLLECTIVELY, THE OFFER DOCUMENTS). WHEN THE OFFER HAS BEEN COMMENCED, THE OFFER DOCUMENTS WILL BE DISSEMINATED TO HOLDERS OF THE NOTES, AND WILL BE AVAILABLE AT NO CHARGE FROM THE INFORMATION AGENT. THE OFFER DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE NOTES SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Newmont, based in Denver, is the world's premier gold mining company and the largest gold producer with significant assets on five continents.

     Investor Contacts:
     Russell Ball      (w) (303) 837-5927    russell_ball@corp.newmont.com
     Wendy Yang        (w) (303) 837-6141    wyang@corp.newmont.com
     Nicola Frazer     (w) 61-8-8303-1756    nfrazer@newmont.com.au

     Media Contacts:
     Doug Hock         (w) (303) 837-5812    doughock@corp.newmont.com
     Danielle Martin   (w) 61-8-8303-1911    danielle.martin@newmont.com.au

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, (a) statements regarding Yandal's ability to carry on business as usual and the impact to employees or regular trade creditors, and (b) statements regarding possible premiums available to Yandal creditors in the event of an insolvency administration. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. The Company does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.